UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐ No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) on October 8, 2026, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navigator Gas plc, a public limited company incorporated under the laws of England and Wales and a wholly owned subsidiary of the Company (“Parent”), and Navigator Gas Merger Co Inc., a Marshall Islands corporation and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to and subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing to exist as a wholly owned subsidiary of Parent, and each share of common stock, par value $0.01 per share, of the Company (“Common Shares”) that is issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive one ordinary share, par value $0.01 per share, of Parent.

The Merger Agreement is entered into in connection with the previously announced intention of the Company to change its corporate domicile from the Marshall Islands to England and Wales.

Closing of the Merger is subject to the conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of at least a majority of the issued and outstanding Common Shares entitled to vote thereon, and the effectiveness of Parent’s registration statement on Form F-4 with respect to shares of Parent to be issued in the Merger.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein.

ITEM 2—EXHIBITS

Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Merger Agreement.

Exhibit No.	Description

1.1	Merger Agreement, dated October 8, 2026, by and among Navigator Holdings Ltd., Navigator Gas plc and Navigator Gas Merger Co Inc.

THE INFORMATION INCLUDED IN “ITEM 1-INFORMATION CONTAINED IN THIS FORM 6-K REPORT” OF THIS REPORT ON FORM 6-K AND EXHIBIT 1.1 OF “ITEM 2—EXHIBITS” OF THIS REPORT ON FORM 6-K (THE “INCORPORATED INFORMATION”) IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024. EXCEPT FOR THE INCORPORATED INFORMATION, NO OTHER PORTION OF THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE ABOVE REGISTRATION STATEMENTS.

Forward-Looking Statements

This Report on Form 6-K (the “Report”) contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission (the “SEC”)) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports the Company files with the SEC.

All forward-looking statements included in this Report are made only as of the date of this Report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Additional Information About the Transaction

In connection with the Merger, Navigator Gas plc has filed a Registration Statement on Form F-4 (the “Form F-4”) related to the Merger with the SEC, and expects to file additional materials with the SEC, including a definitive proxy statement. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ THE FORM F-4 AND THE DEFINITIVE PROXY STATEMENT AND ANY OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE COMPANY. Investors and security holders will be able to obtain, without charge, a copy of the Form F-4 and the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov or at the Company’s website at www.navigatorgas.com. Security holders and other interested parties will also be able to obtain, without charge, copies of the Form F-4 and the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Investor Relations, 333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002, telephone numbers +1 713 373 6197 and +44 (0)20 7340 4850.

Participants in the Solicitation

The Company, Navigator Gas plc and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information about these persons is set forth in the Company’s annual report on Form 20-F, as filed with the SEC on March 12, 2026. Investors and security holders may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s shareholders generally, by reading the definitive proxy statement and other relevant documents regarding the transaction that the Company will file with the SEC.

No Offer or Solicitation

This Report is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: October 8, 2026	By:	/s/ John Reay
	Name:	John Reay
	Title:	Corporate Secretary